EXHIBIT 20






                                  Contacts:  Roy Winnick/Richard Wolff
                                             Kekst and Company
                                             (212) 593-2655


                     CHEYENNE SOFTWARE SUES MCAFEE ASSOCIATES
                              FOR SECURITIES FRAUD


         Roslyn Heights, N.Y., April 18, 1996 -- Cheyenne Software, Inc. (AMEX: CYE) today announced that it has filed suit in federal court in Delaware against McAfee Associates, Inc. and its chairman, William L. Larson, alleging fraud under the federal securities laws. ReiJane Huai, Chairman, President and Chief Executive Officer of Cheyenne, said: "Bill Larson has made numerous materially false and misleading public statements concerning Cheyenne and certain contacts between our companies. These statements appear to be part and parcel of a systematic and cynical campaign by McAfee to promote its unsolicited merger with Cheyenne, and to influence the purchase and sale of Cheyenne securities."

         In particular, Cheyenne's claims are based upon McAfee's false statements to Cheyenne's public stockholders that Mr. Huai agreed that the two companies should merge with only price to be discussed. "In fact," Mr. Huai noted, "until Bill called me at home late Saturday night, I had not spoken to him even once this entire year. We are concerned that McAfee's unlawful conduct has caused and continues to cause our stockholders to buy and sell securities on the basis of the fraudulent statements McAfee is making." Mr. Huai further stated, "Mr. Larson is very glib and is obviously unaccustomed to being held accountable for his public statements. It is time for truth, not nonsense."



         About Cheyenne Software
         Cheyenne Software, Inc. is an international developer of es-sential software solutions for NetWare, Windows NT, UNIX, Macintosh, OS/2, Windows 3.1 and Windows 95 operating systems. Its enterprise-wide offerings include an array of storage man-agement, security, and communications products, including Cheyenne registered trademark HSM, JETserve trademark, InocuLAN registered trademark, FAXserve trademark, and its flagship product line, the ARCserve registered trademark family of network backup software. Cheyenne can be contacted at (800) 243-9462 (U.S. or Canada) or (516) 465-4000, or by visiting its WWW home page at: http://www.cheyenne.com.

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